A G EDWARDS

Formulas for Success

A.G. EDWARDS, INC. IS A HOLDING COMPANY WHOSE SUBSIDIARIES PROVIDE SECURITIES AND COMMODITIES BROKERAGE, INVESTMENT BANKING, TRUST, ASSET MANAGEMENT, RETIREMENT AND FINANCIAL PLANNING, AND INSURANCE PRODUCTS AND SERVICES. A.G. EDWARDS AND ITS AFFILIATES ENCOMPASS NEARLY 6,900 FINANCIAL CONSULTANTS WITH MORE THAN 700 OFFICES NATIONWIDE AND TWO EUROPEAN LOCATIONS IN LONDON, ENGLAND, AND GENEVA, SWITZERLAND. ITS PRINCIPAL SUBSIDIARY, A.G. EDWARDS & SONS, INC., PROVIDES A FULL RANGE OF FINANCIAL PRODUCTS AND SERVICES TO INDIVIDUAL AND INSTITUTIONAL INVESTORS. THE FIRM ALSO OFFERS INVESTMENT BANKING SERVICES TO CORPORATE, GOVERNMENTAL AND MUNICIPAL CLIENTS THROUGH 13 REGIONAL OFFICES AND ITS ST. LOUIS HEADQUARTERS.

FINANCIAL HIGHLIGHTS

(For fiscal year ended February 28 or 29)

A.G. EDWARDS, INC.

(In thousands, except per share data and other data)	2005	2004	2003	2002	2001
OPERATING RESULTS					
Net Revenues	$ 2,607,681	$ 2,522,817	$ 2,214,352	$ 2,352,386	$ 2,752,940
Net Earnings	$ 186,474	$ 159,485	$ 118,828	$ 71,501	$ 287,477
Net Earnings as a Percent of Net Revenues	7.2%	6.3%	5.4%	3.0%	10.4%
Return on Average Equity	10.5%	9.2%	7.1%	4.4%	17.2%
PER SHARE DATA					
Earnings					
Diluted	$ 2.37	$ 1.97	$ 1.46	$ 0.88	$ 3.43
Basic	$ 2.39	$ 1.99	$ 1.48	$ 0.89	$ 3.50
Cash Dividends	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.64
Book Value	$ 23.21	$ 22.08	$ 20.92	$ 20.42	$ 20.29
FINANCIAL CONDITION					
Stockholders' Equity	$ 1,787,691	$ 1,778,319	$ 1,688,537	$ 1,647,796	$ 1,626,344
Total Assets	$ 4,687,797	$ 4,436,085	$ 3,980,094	$ 4,187,170	$ 4,859,984
OTHER DATA					
Full-Time Employees	15,390	15,931	16,181	16,791	17,086
Financial Consultants	6,890	6,980	7,222	7,384	7,073
Locations	721	710	709	705	696

Net Revenues
(For fiscal year ending February 28 or 29)
($ in millions)


$3500
$2800
$2100
$1400
$700
01 02 03 04 05

Net Earnings
(For fiscal year ending February 28 or 29)
($ in millions)


$500
$400
$300
$200
$100
01 02 03 04 05

Diluted Earnings per Share
(For fiscal year ending February 28 or 29)


$5.00
$4.00
$3.00
$2.00
$1.00
01 02 03 04 05

CLIENT ASSETS

(For fiscal year ended February 28 or 29)

Total Client Assets* vs. S&P 500 ($ in billions)


Client Assets
S&P 500
$360
$300
$240
$180
$120
$60
1920
1600
1280
960
640
320
01 02 03 04 05

Percentage of Total Client Assets in Fee-Based Accounts


12%
10%
8%
6%
4%
2%
01 02 03 04 05

*Total Client Assets have been adjusted to include those assets acquired through A.G. Edwards that are held by other organizations.

TO OUR SHAREHOLDERS, CLIENTS AND ASSOCIATES

In my 30 years with A.G. Edwards, I cannot remember a busier or more exciting time for our firm. Financially, our earnings continued to improve, even with less-than-robust financial markets. Our net earnings for fiscal 2005 were 17 percent higher than in fiscal 2004, growing to $186 million, or $2.37 per diluted share. Within these overall results, there are two specific areas I would like to highlight:

- On the revenue side, our asset management and service-fee revenues reached a record-high $919 million in fiscal 2005, a 27 percent increase over last year, making this category the fastest-growing component of our business.
- On the expense side, the revamping of our technology infrastructure is beginning to show results. Our communication and technology expenses dropped for the third straight year, falling from $295 million in fiscal 2002 to $242 million in fiscal 2005, the lowest level in four years.

Collectively, these kinds of positive results helped us increase our profit margins and our return on shareholder equity.

As welcome as our improved earnings are, our progress on three major firm initiatives—branding, technology and training—is even more encouraging.

☐ BRANDING, BUILDING INVESTOR AWARENESS

Early in 2004, we rolled out A.G. Edwards' first-ever, nationwide branding campaign. This was just a first step in our efforts to increase our name recognition and create a better understanding among investors of the qualities that set us apart competitively in the financial services marketplace. We were pleased when unaided investor awareness of A.G. Edwards immediately increased after our initial flight of advertising. Equally important was the support and positive feedback we received from our financial consultants and employees, with the majority expressing confidence that we were headed in the right direction.

This April we rolled out a new nationwide, multimedia campaign that I am very excited about. Our creative approach centers around the "nest egg" theme and how investors can rely on A.G. Edwards to help them care for and build their nest eggs, no matter what the purpose or size. I believe this campaign—and our new "nest egg" approach—conveys our unique client-centered philosophy and positions us to successfully carry our brand into the future.

☐ TECHNOLOGY, PREPARING FOR OUR FUTURE

In addition to the financial benefits I mentioned earlier, our technology efforts, including our Gateway Initiative, are providing many other advantages. From a structural standpoint, we have significantly fewer—yet more efficient—servers as well as fewer warehouses for data storage. By consolidating and centralizing our data collection



Robert L. Bagby
Chairman and
Chief Executive Officer

and storage, we can more efficiently and effectively analyze data in ways that we believe can enhance our financial consultants' business.

We also have provided our financial consultants with newer, more efficient workstations. The enhanced capabilities of these workstations help our financial consultants better meet their clients' needs and showcase A.G. Edwards' services.

Undoubtedly, our biggest technology challenge this year was preparing to transition our trade processing to a third-party application service provider. We have devoted significant time and resources to ensuring that this transition is as smooth and seamless as possible for our clients. We look forward to the advantages we will gain from our new trade-processing system.

As we move forward, we plan to constantly improve our capabilities and enhance our client service through ongoing technology initiatives.

☐ TRAINING, ENHANCING OUR VALUE THROUGH EDUCATION

Having the best-trained, best-educated employees in the industry remains a priority for our firm. In fiscal 2005, we continued our efforts to help financial consultants earn additional professional designations in financial planning, retirement planning and other areas that enhance their ability to advise their clients. As a result, 2,182 of our financial consultants have earned additional professional designations.

A.G. Edwards was also the first full-service brokerage firm to have management, industry and professional development training courses recommended for college credit by the American Council on Education. As a result, A.G. Edwards employees can now earn college credits for taking certain courses offered by the firm.

Based on these and other accomplishments, A.G. Edwards continues to be recognized for our excellence in the field of training. For the fourth consecutive year, A.G. Edwards University was included among the nation's Top 100 Corporate Training Programs by *Training* magazine. In a recently published business book titled "What's Your Corporate IQ?," A.G. Edwards was named one of the "Ten Smartest Companies in America," based in large part on our firm's ongoing investment in training.

MAINTAINING OUR FOUNDATION OF TRUST

We are proud of what we have accomplished so far through our branding, technology and training initiatives, and we look forward to what the future will bring as we continue our efforts. However, as important as these initiatives are, they do not define who we are as a firm. Our company ethics and our people do that.

For the past 118 years, A.G. Edwards has based its ethical conduct and its success on two guiding principles: the Golden Rule and putting our clients' interests before our own. In the current regulatory environment, where every transaction is being scrutinized, we believe the ethical foundation of A.G. Edwards is solid. We remain committed to taking whatever steps are necessary to maintain our clients' trust, because trust must be at the heart of everything we do.

HOLDING OURSELVES ACCOUNTABLE TO OUR CLIENTS, SHAREHOLDERS AND EACH OTHER

Trust is not built on corporate ethics alone; trust also depends on individual and organizational accountability. As employees of A.G. Edwards, we take pride in our reputation, and we hold each other accountable for our actions and our results.

One of the ways we do this is through our new performance-based compensation program, which rewards employees for their effort and results. Each year A.G. Edwards employees establish goals founded on our corporate objectives and then measure their performances based on the achievement of those goals. We believe this program increases accountability at all levels.

A.G. Edwards also continues to dedicate significant resources to addressing an unprecedented number of new regulatory requirements. We are currently in the process of evaluating and, where needed, revising all of our existing policies and procedures to ensure we meet all regulatory requirements as efficiently as possible.

GROWING OUR COMPANY FOR THE FUTURE

In the coming year, we will continue to pursue the strategic initiatives and accountability efforts discussed here, but we also will be concentrating on growing our business. I believe growth is the key to keeping A.G. Edwards strong, profitable and independent.

Currently our overall number of financial consultants is not where we'd like it to be; however, our data shows that we are improving the quality of our sales force. For example, in fiscal 2001, average client assets per full-time financial consultant was $38.5 million. In fiscal 2005, that number climbed to $46.3 million.

We plan to continue working with our branch managers to recruit and retain more high-quality transfer and trainee financial consultants who share our client-first philosophy and can perform in the top half of our sales force. At the same time, we will encourage our financial consultants to add new accounts and build their existing client-asset bases. We also remain interested in growing our branch office network by pursuing retail brokerage acquisitions that make sense, financially and culturally. In addition, we are looking at ways to increase revenues by expanding the services we offer our clients. We will evaluate opportunities such as growing our asset-management capabilities and offering non-purpose loans.

EXTENDING MY THANKS

Neither our current level of success nor future growth would be possible without the support and hard work of committed employees. I want to thank all of our employees for their loyalty and dedication throughout the year.

I also want to thank all the members of our Board of Directors for their increased personal commitment in helping us address the Sarbanes-Oxley legislation and other regulatory changes required for publicly held companies.

Finally, I offer my thanks to you, our clients and shareholders, for continuing to put your faith in us. Your trust affirms our belief that being "fully invested in our clients" is the way to do business.



ROBERT L. BAGBY
Chairman and Chief Executive Officer
April 15, 2005

[Management] initiatives for SUCCESS

WE HAVE ALWAYS BEEN GUIDED BY THE GOLDEN RULE—TREAT OUR CLIENTS THE WAY WE'D WANT TO BE TREATED. THAT MEANS BEING COMPLETELY DEDICATED TO OUR CLIENTS' LONG-TERM SUCCESS BY WORKING WITH THEM TO DEVELOP PLANS TO ACHIEVE THEIR FINANCIAL GOALS. THAT'S WHAT WE MEAN BY BEING "FULLY INVESTED IN OUR CLIENTS." □ AT THE SAME TIME, WE ARE ALSO CONSTANTLY EVALUATING OUR BUSINESS AND REFINING OUR PRACTICES TO ADAPT TO CHANGES WITHIN THE FINANCIAL SERVICES MARKETPLACE. WE ARE DOING SO WITHOUT LOSING SIGHT OF THE PRIMARY DRIVER OF OUR SUCCESS—OUR CLIENTS. □ THIS COMMITMENT TO OUR CLIENTS HAS BEEN OUR GUIDING PRINCIPLE THROUGHOUT OUR DISTINGUISHED 118-YEAR HISTORY. IT IS THE BENCHMARK AGAINST WHICH EVERY PRODUCT, SERVICE OR BUSINESS OPPORTUNITY IS MEASURED. THAT'S WHY WE CONTINUE TO STRESS TO OUR EMPLOYEES THE IMPORTANCE OF BEING ACCOUNTABLE—TO EACH OTHER AND TO OUR CLIENTS—WHILE DILIGENTLY WORKING TO IMPLEMENT THREE KEY STRATEGIC INITIATIVES. □ OUR EMPHASIS ON ACCOUNTABILITY, ALONG WITH OUR PURSUIT OF THESE INITIATIVES—ENHANCING OUR TRAINING, CREATING BROADER AWARENESS OF A.G. EDWARDS AND STRENGTHENING OUR TECHNOLOGY PLATFORMS—WILL ENSURE OUR LONG-TERM SUCCESS. THAT'S GOOD FOR OUR CLIENTS, GOOD FOR OUR EMPLOYEES AND GOOD FOR OUR SHAREHOLDERS.


EDUCATION
+(training)
= quality advice

MANAGEMENT INITIATIVES FOR OUR FUTURE

EDUCATION AND TRAINING

ACCOUNTABILITY

STEPPING INTO THE SPOTLIGHT

TECHNOLOGY

PUTTING IT ALL TOGETHER

Knowledge is our product. Our clients seek that knowledge along with our guidance each time they call one of our financial consultants. That's why we've made it a corporate priority to have the best-trained and best-educated employees in the industry. After all, what is the value of advice without a solid foundation of knowledge to back it up?

On any given day, many of our employees may be required to explain the premise behind a certain stock recommendation, the basics of asset allocation or a 401(k) distribution process. That's why our employees from Honolulu to London have relied on the training available at A.G. Edwards University.

Whether through classes at our Learning Center in St. Louis, via the firm's intranet or through "Virtual Xchange"—our interactive, online training tool—our employees are encouraged to enhance and broaden their knowledge. Last year alone, each employee received an average of 46.5 hours of training.

A.G. Edwards University offers more than 300 courses that cover not only professional development but also industry and financial planning issues in-depth. In addition, 25 of our training classes were recently reviewed by the American Council of Education and are now eligible for college credit at participating universities nationwide.

We've invested heavily in the training and professional development of all of our employees. Because for us, training is an investment that is measured by the long-term success of our clients.



Financial consultants new to the industry complete a rigorous, four-month, four-phase training program that incorporates self-study as well as classroom and group activities. Even senior management gets involved. Chairman Bob Bagby, a former financial consultant and branch manager himself, shares with each class of trainees his tips for success. He also presents his vision for the firm and leads a question-and-answer session that addresses industry trends.

We must be doing something right. After their initial training, our trainees take the Series 7 licensing exam and enjoy a 90 percent pass rate versus an industry average of 66 percent. Passing the Series 7 exam isn't the only thing our new financial consultants are expected to complete before they enter the business. They are also required to earn the Accredited Asset Management Specialist (AAMS®) designation from the College for Financial Planning. This accreditation requires approximately 90 to 100 hours of further study on financial planning topics.

In addition to the AAMS® designation, our financial consultants can pursue other professional designations through A.G. Edwards University and the College for Financial Planning. Currently, some of the designations our financial consultants can earn through A.G. Edwards University include Retirement Planning

"AFTER WE RECEIVED OUR CFP® DESIGNATIONS, RICHARD AND I REALIZED THAT ALL OF THE FINANCIAL CONSULTANTS IN OUR OFFICE WOULD BENEFIT FROM EARNING THIS DESIGNATION AS WELL. SO NOW, WHENEVER WE HIRE SOMEONE, WE SET THAT EXPECTATION UP FRONT. RIGHT NOW, WE HAVE 12 FINANCIAL CONSULTANTS, NINE OF THEM ARE CFPs® AND THREE ARE ABOUT TO COMPLETE THEIR CERTIFICATION. IT'S HARD WORK, BUT EACH OF THEM IS ENTHUSIASTIC ABOUT THE ADDED VALUE IT BRINGS TO SERVING OUR CLIENTS."—*GREG EVANS, CFP®, MSFP, MBA, ASSOCIATE VICE PRESIDENT—INVESTMENTS, MEMORIAL CITY, TX*



Consultant (RPC) and Estate and Trust Services Consultant (ETSC). These designations provide our financial consultants with a comprehensive understanding of these important topics, while helping them make incremental progress toward earning the CERTIFIED FINANCIAL PLANNER™ designation. It's not just our financial consultants who benefit from our extensive training opportunities and curriculum. Employees throughout the firm—managers, supervisors and branch support personnel—take courses on topics that range from conflict resolution to project management and team building. Securities industry overview classes are also available, along with specialized seminars on our product and service offerings.

Investing in our employees through training enables them to grow professionally, keeps them motivated, and helps make our commitment to having the best-trained and best-educated employees in the financial services industry a reality. Our knowledge and understanding of planning and investing is what our clients seek each time they talk with their financial consultant.

Having well-trained employees ensures that our clients get the superior advice and service they have come to expect from not just our financial consultants but from all of our employees.


(Accountability)
+ knowledge
= a measurable SUCCESS

MANAGEMENT INITIATIVES FOR OUR FUTURE

Measurement—it happens every day in the financial services industry. We measure how well the markets perform or how a company's earnings performance stacked up to the previous year. However, we're not the only ones doing the measuring. Every month with the arrival of their account statements, our clients evaluate their portfolios and in the process measure our success as advice givers. Now that's accountability.

So it stands to reason that we are also constantly measuring our own performance as a provider of financial services of value to our clients, as an investment for our shareholders, and as a workplace that engenders employee pride and respect. That's what being accountable means to us. As a provider of financial advice, we have to be accountable. That's because our clients trust us with their financial futures each time they seek our guidance. That's a tremendous amount of responsibility, and we take it very seriously. It's also why we've structured our business to keep our clients at the forefront of everything we do. The fact is we've turned the traditional corporate model upside down. Our Home Office supports our financial consultants, who then focus on serving our clients. That way we all work together toward one common goal—our clients' financial success.

What does this mean for our clients? It means that our financial consultants are free to offer truly objective advice. It also means that each of our clients has a personal financial consultant, who is entrusted to develop a personalized plan that truly makes sense for each client's individual needs.

"I FIRST MET THE GERGELYS IN THE MID 1980s WHEN I WAS JUST STARTING AT A.G. EDWARDS. INITIALLY, I WORKED PRIMARILY WITH MAUREEN, BUT GRADUALLY OUR RELATIONSHIP GREW AS SHE AND MICHAEL GOT TO KNOW ME. I'VE WORKED HARD TO EARN THEIR TRUST BY GIVING THEM OPTIONS AND ANSWERING THEIR QUESTIONS. IN A SENSE, I HAVE TO RE-EARN THAT TRUST EACH TIME I TALK WITH THEM. THAT'S AN OBLIGATION I TAKE VERY SERIOUSLY. DOING WHAT IS RIGHT FOR THE CLIENT—FINANCIALLY AND EMOTIONALLY—IS THE ONLY FORMULA THAT WORKS IN THIS BUSINESS."—*SANDRA WOOLDRIDGE, FINANCIAL CONSULTANT, KALAMAZOO, MI (L); MAUREEN GERGELY (R)*



Our financial consultants are committed to maintaining an ongoing relationship with their clients throughout the clients' "investing careers"—when they begin funding their children's education, start saving for retirement and manage their income once they have stopped working.

All of our employees—from our floor brokers at the New York Stock Exchange to our financial consultants in branch offices and the individuals reviewing portfolios in our Home Office—support our client-first mission. They demonstrate that support every day by being accountable to each other, to the firm and—most important—to our clients.

Our clients have to trust our financial consultants to make sound and informed recommendations. We are held accountable for the quality of our advice and service. If we're effective, our client relationships will grow.

So our financial consultants work tirelessly to earn and maintain their clients' trust. They do this by asking questions and listening to their clients' answers. They offer choices and explain them. They work with their clients to develop plans to meet their personalized financial goals and objectives. They do it by treating their clients the way they would want to be treated.

"SANDY NEVER PRESSURES US TO MAKE FINANCIAL DECISIONS—MAUREEN AND I LIKE THAT. INSTEAD, SHE GIVES US CHOICES AND ANSWERS OUR QUESTIONS. MOST IMPORTANTLY, SHE SHARES OUR BUSINESS PHILOSOPHY—DOING WHAT'S RIGHT FOR THE CLIENT. THAT'S AN ATTITUDE THAT STARTS AT THE TOP. DURING A VISIT TO ST. LOUIS I MET WITH BOB BAGBY, THE COMPANY'S CEO, AND HE EMPHASIZED THE SAME APPROACH. HAVING SUCH A SOLID RELATIONSHIP WITH SANDY AND A.G. EDWARDS LEAVES MORE TIME FOR ME TO DO WHAT I LOVE MOST—BEING WITH MY FAMILY, PRACTICING LAW WITH OUR THREE CHILDREN AND EVEN PLAYING MY GUITAR."—*MICHAEL GERGELY, J.D., KALAMAZOO, MI*



Because we do not have product sales quotas, our financial consultants are free to recommend the investment or service that best meets their clients' needs. This keeps our financial consultants focused on what really matters—the long-term financial success of our clients. To us, that's what being accountable is all about.

Our emphasis on objectivity extends to our Home Office employees as well. Take our 50 stock research analysts for instance. Whether they issue a buy, hold or sell recommendation, our analysts have always been free to tell it like it is. Further, their compensation is based in part on the overall performance of these recommendations. That means our clients—both retail and institutional—gain objective investment insights without hidden agendas. It's a simple approach that works. For example, in 2004 seven of our analysts were named by *The Wall Street Journal* as "Best on the Street" for their stock-picking prowess—fifth-best among the 80 firms surveyed.

Similarly, our investment bankers are evaluated not just on the number of transactions they bring to the firm but also on how well those transactions performed. When we say we're accountable, we mean it.



(branding)
Golden Rule
MOMENTUM

MANAGEMENT INITIATIVES FOR OUR FUTURE

EDUCATION AND TRAINING

ACCOUNTABILITY

STEPPING INTO THE SPOTLIGHT

TECHNOLOGY

PUTTING IT ALL TOGETHER

Over the last decade, the financial services marketplace has become more crowded and more competitive. That's why we've placed a priority on strengthening our brand image and communicating with a consistent style and voice to our current and prospective clients, shareholders, and employees. Today, it's a competitive necessity.

We all know that investors today have more choices than ever in the financial services marketplace. Banks and insurance companies now offer many of the products and services previously available only through brokerage firms. Even among the traditional brokerages, there are a host of choices. These range from full-service firms, which offer comprehensive individualized advice, to the "discounters," which charge a fixed price for a quick electronic trade over the Internet. That's why it is more important than ever for us to distinguish ourselves and stand apart from our competition.

In the past, we relied on referrals from our existing clients and a modest amount of local advertising to inform other investors about our unique approach to financial services. This practice served us well over the years but didn't afford us the consistent look and presence that is needed to be competitive today.

We need to be more assertive about communicating our message and doing so in a consistent manner. We need to show more investors the qualities that truly set us apart in the financial services industry. And on February 17, 2004, we began to do just that.



Our market research showed that those who know us love us. So, we want more people to know us. We took our first step toward this goal last year when we launched our integrated marketing communications effort nationwide. At that time we introduced a new logo and tag line, "Fully Invested in Our Clients." The logo—a stylized wing and flame—represents the freedom of our financial consultants to serve our clients' best interests and the passion that has driven our firm and its employees for decades.

We also rolled out our first-ever national advertising effort, which used "intelligent wit" to illustrate our core beliefs and create a broader and more uniform understanding of our firm. Using a combination of television, print and online advertising—along with direct mail and a stepped-up public relations presence—we set out to highlight the corporate values that set us apart.

To ensure maximum return on our investment, we've been measuring the results of our branding efforts. Early indications showed we're on the right track. For example, unaided awareness of A.G. Edwards after the initial wave of advertising jumped 50 percent before leveling off at more moderate levels. Traffic to our


CONSULTANT AND A CLIENT, AS WELL AS
SERVICE. NOW, IT'S MY TURN TO SHOW
VALUE OF THAT RELATIONSHIP. ADVERTISING WILL GENERATE
CLIENT FOCUS, BUT IT'S OUR JOB TO BRING THESE QUALI-
CLIENTS."—AMY MCLEVAINE, BRANCH MANAGER,

corporate Web site also increased, as did the number of investors seeking information from A.G. Edwards.

This year we will continue to rely on intelligent wit to help us improve our name recognition and familiarize investors with the qualities that enable us to provide truly objective advice.

To help us meet these goals, we're also introducing a new creative symbol that is synonymous with saving —the nest egg. We're incorporating this concept in all of our advertising materials to illustrate the importance of investing for the future while emphasizing our superior ability to care for and nurture our clients' nest eggs, regardless of size. Already our new ads can be seen across the country on television, online, and in newspapers and magazines.

We recognize that a successful branding initiative is a long-term effort requiring a 10- to 20-year investment. We believe it's one that will ultimately help us increase our client base, boost our revenues and further solidify our firm's independent status.


[Technology]
+ Sound Advice
= (extraordinary SERVICE)

Technology is the backbone of nearly everything we do for our clients—whether we are evaluating the structure of a portfolio or executing and processing a trade. That's why it's vital that our technology infrastructure be not only dependable but also adaptable. Now, more than ever, it's imperative for us to accommodate future industry and regulatory requirements quickly and efficiently.

Through a project known as the "Gateway Initiative," we are transforming our technology infrastructure. We're streamlining our operational systems in order to save paperwork, time and money while also enhancing the quality service our clients have come to expect.

As a major part of the Gateway Initiative, we contracted with a third-party application service provider to provide trade- and account-processing services. This conversion will help us move our trade-processing expenses from a fixed-cost structure to a variable-cost structure, which will help us better align our securities-processing expenses with client activity. We can then devote more financial resources to services that add value to our client relationships—it's a win-win opportunity for our clients and our firm.

In order to support these technology changes, we pursued the most extensive training outreach program in our history. Nearly 1,000 Home Office and branch personnel were designated as conversion coordinators. They received 30 hours of online training and 32 hours of classroom instruction to prepare them for the transition.

"SERVING OUR CLIENTS IN A COMPETENT AND CAPABLE MANNER IS OUR TOP PRIORITY. THAT'S WHY OUR TECHNOLOGY SYSTEMS MUST RUN SMOOTHLY AND SEAMLESSLY. BY MAINTAINING GOOD COMMUNICATIONS WITH OUR OUTSIDE SERVICE PROVIDERS AND WORKING TO STREAMLINE OUR DATA-SHARING SYSTEMS, WE'RE MAKING SURE OUR CLIENTS' ACCOUNT INFORMATION IS UP-TO-DATE AND SECURE IN THE MOST EFFICIENT WAY POSSIBLE. WE'RE ALSO ABLE TO FOCUS OUR INTERNAL TECHNOLOGY RESOURCES ON PROVIDING SERVICES THAT WILL SET US APART."—*MICHELE GOODMAN, ASSOCIATE VICE PRESIDENT, MANAGER OF IT SUPPORT SERVICES; VINCE DWYER, ASSOCIATE VICE PRESIDENT & SERVICE MANAGER, IT*



Located in each of our branches and in key areas of our Home Office, these coordinators are on the front lines answering questions and troubleshooting any issues that arise. This is just one of many steps we've taken to ensure a seamless transition for our clients.

As part of the conversion, the firm is also centralizing client data to provide improved historical and financial information that lets our financial consultants more easily analyze a client's portfolio. In addition, our financial consultants will now be able to view client account activity immediately, rather than having the information updated overnight.

Streamlining our operations means we can dedicate more IT resources to introducing services and software that support our mission of providing our financial consultants and our clients the tools necessary for their financial success. After all, that's where we really make a difference.

We are also continuing our efforts to introduce new technical tools. We upgraded our industry-leading ClientOne workstation and added several new software programs that bring unprecedented planning and advising services to the desktops of our financial consultants.



This year we also introduced a new desktop tool to help our financial consultants analyze their clients' goals and financial resources. Known as OnTrack Probability Analysis, the program provides clients with a "percent chance of success" for achieving their financial goals by using 75 years of market history to run 1,000 different scenarios and present a probability of success for each scenario.

This tool offers an alternative method for calculating the future value of a client's portfolio in addition to more traditional analysis. We've also enhanced our portfolio analysis capabilities on our ClientOne workstations. This new program gives our financial consultants additional power to evaluate how a mutual fund, variable annuity, closed-end fund, exchange-traded fund or stock fits within the structure of a client's existing portfolio.

By strengthening the firm's technology infrastructure and adding analysis tools, our financial consultants can continue offering our clients access to a seamless platform of research, reports and information.


Initiatives
(together)
ACCOUNTABILITY
client satisfaction

MANAGEMENT INITIATIVES FOR OUR FUTURE

Education. Branding. Technology enhancements. These initiatives are the elements that constitute our formula for success. Any one of these projects would be a significant undertaking for any business, and we're pursuing all of them simultaneously. An ambitious undertaking, yes, but competitively it's the right thing to do. By strengthening each of these areas, we are working to ensure our strong and independent future.

We are pursuing each of these initiatives without losing sight of the commitment that has ensured our success for 118 years—our dedication to our clients. This commitment guides us as we make each and every one of our decisions. Our clients have trusted us to help them achieve their financial goals. And we are accountable to each of them for their success.

When a client establishes a trusting relationship with one of our financial consultants, that client deserves to work with someone who has the backing of a firm that provides superior knowledge and technology resources. Our clients also deserve to work with a firm that has a history of structuring its business around a client-first mission and can communicate that mission clearly and consistently.


STRUCTURED A SOLID
WE DO BEST—LISTEN TO OUR CLIENTS, GIVE THEM
OPTIONS AND PUT IT ALL TOGETHER." —(L TO R) DOUGLAS D. RUBENSTEIN, MANAGING
WILLIAM BLACKHAM, CEO AND WILLIAM BUTLER,
PROPERTIES TRUST; MICHAEL D. BLUHM, MANAGING

It's with our clients in mind that we're investing in our award-winning training programs, our branding effort and our technology infrastructure. We believe that by putting their best interests at the forefront of everything we do, our employees and our shareholders will also be rewarded.

All of our employees are dedicated to this special mission and demonstrate it every day. Our financial consultants show their commitment to this ideal as they work to establish and maintain trusting relationships with their clients. Our Home Office employees demonstrate it when they answer questions about an IRA or a stock, and our investment bankers exhibit this quality each time they work with a business owner to take a company public.

While thousands of our employees in our branches and in our Home Office work daily to support our clients, they are also constantly exploring and evaluating programs and competitive opportunities. After all, the financial services marketplace will continue to evolve, and we need to evolve with it. That way we can continue delivering to our clients the superior service for which we are known.

"I'VE KNOWN PAULA FOR 15 YEARS. ABOUT 10 YEARS AGO, MY MOTHER NEEDED HELP WITH SOME FINANCIAL PLANNING AND I IMMEDIATELY THOUGHT OF PAULA. SHE SAT DOWN WITH ME AND DEVELOPED A PLAN THAT TOOK CARE OF MY MOTHER'S NEEDS. SHE ALSO ENCOURAGED ME AND MY HUSBAND TO START LOOKING AT OUR LONG-TERM NEEDS. NED RETIRED THIS YEAR AND IS PURSUING HIS DREAM OF ORGANIZING GOLF TOURNAMENTS. I ALSO RETIRED AND AM NOW PURSUING MY JEWELRY-MAKING FULL TIME. WE WOULDN'T HAVE HAD THIS OPPORTUNITY WITHOUT PAULA." —*DONNA YARGER (L); NED YARGER (R); PAULA SAVAGE-HARR (CENTER), SENIOR VICE PRESIDENT—INVESTMENTS, MELBOURNE, FL*



At the same time, our clients entrust our financial consultants with the responsibility of caring for their nest eggs. Every day they look to our financial consultants for advice on how to pursue their financial goals, which can range from the basic to the complex. When our clients are successful, so are we—whether we're offering advice on which stock to buy, structuring a portfolio or helping develop a comprehensive estate plan. We even get the added satisfaction of watching our clients enjoy the benefits of their hard work as they attend their child's college graduation, retire early or know that a succession plan is in place for their family business.

That's why we're here—to help our clients develop an investing formula that will help them achieve financial success. We're able to keep doing it because our formula for corporate success is so closely aligned with the needs of our clients. We are committed to providing our financial consultants the services and tools that enable them to develop those successful financial formulas for their clients. To us, that's what being fully invested in our clients is all about.

Year Ended (In thousands, except per share amounts)	February 28, 2005	February 29, 2004	February 28, 2003	February 28, 2002	February 28, 2001
REVENUES					
Commissions:					
Listed securities	$ 440,680	$ 448,035	$ 387,483	$ 403,921	$ 482,136
Options	22,274	23,669	23,485	28,453	55,883
Over-the-counter securities	94,478	115,425	70,864	111,065	295,921
Mutual funds	259,179	260,518	201,567	214,339	293,307
Commodities and financial futures	25,536	27,758	19,331	13,289	13,158
Insurance	192,019	205,622	185,249	174,281	184,762
Total	1,034,166	1,081,027	887,979	945,348	1,325,167
Asset management and service fees:					
Distribution fees	498,026	366,735	336,636	377,923	370,193
Fee-based accounts	323,769	246,943	225,888	220,315	214,296
Service fees	97,282	109,708	90,493	79,694	83,625
Total	919,077	723,386	653,017	677,932	668,114
Principal transactions:					
Equities	75,504	79,662	58,436	73,553	114,363
Debt securities	178,395	217,224	252,688	246,131	177,912
Total	253,899	296,886	311,124	319,684	292,275
Investment banking:					
Underwriting fees and selling concessions	174,555	240,094	184,220	186,839	144,725
Management fees	71,067	81,767	66,960	69,590	28,572
Total	245,622	321,861	251,180	256,429	173,297
Interest:					
Margin account balances	107,611	74,662	86,189	150,365	331,980
Securities owned and deposits	21,132	21,470	20,474	23,451	35,027
Total	128,743	96,132	106,663	173,816	367,007
Other	30,288	6,384	10,239	6,592	31,630
Total Revenues	2,611,795	2,525,676	2,220,202	2,379,801	2,857,490
Interest expense	4,114	2,859	5,850	27,415	104,550
Net Revenues	2,607,681	2,522,817	2,214,352	2,352,386	2,752,940
NON-INTEREST EXPENSES					
Compensation and benefits	1,699,156	1,642,999	1,448,199	1,551,898	1,763,037
Communication and technology	241,830	272,047	282,603	295,353	242,530
Occupancy and equipment	151,426	137,617	134,149	133,240	126,594
Marketing and business development	65,682	53,262	45,649	47,434	55,041
Floor brokerage and clearance	21,341	22,495	22,464	21,912	22,957
Other	133,839	149,123	109,854	128,029	87,627
Restructuring	–	–	–	82,462	–
Total Non-Interest Expenses	2,313,274	2,277,543	2,042,918	2,260,328	2,297,786
EARNINGS BEFORE INCOME TAXES	294,407	245,274	171,434	92,058	455,154
INCOME TAXES	107,933	85,789	52,606	20,557	167,677
NET EARNINGS	$ 186,474	$ 159,485	$ 118,828	$ 71,501	$ 287,477
Per Share Data:					
Diluted Earnings	$ 2.37	$ 1.97	$ 1.46	$ 0.88	$ 3.43
Basic Earnings	$ 2.39	$ 1.99	$ 1.48	$ 0.89	$ 3.50
Cash Dividends	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.64
Book Value	$ 23.21	$ 22.08	$ 20.92	$ 20.42	$ 20.29
Other Data:					
Total Assets	$ 4,687,797	$ 4,436,085	$ 3,980,094	$ 4,187,170	$ 4,859,984
Stockholders' Equity	$ 1,787,691	$ 1,778,319	$ 1,688,537	$ 1,647,796	$ 1,626,344
Cash Dividends	$ 49,392	$ 51,007	$ 51,034	$ 51,043	$ 51,962
Pre-tax Return on Average Equity	16.5%	14.1%	10.3%	5.6%	27.2%
Return on Average Equity	10.5%	9.2%	7.1%	4.4%	17.2%
Net Earnings as a Percent of Net Revenues	7.2%	6.3%	5.4%	3.0%	10.4%
Average Common and Common Equivalent Shares Outstanding (Diluted)	78,766	80,990	81,177	81,282	83,925
Average Common Shares Outstanding (Basic)	77,908	80,031	80,133	80,013	82,096

Note: Where appropriate, prior years' financial information has been reclassified to conform to current-year presentation.

A.G. EDWARDS, INC.

(Dollars in thousands, except per share amounts)	February 28, 2005	February 29, 2004
ASSETS		
Cash and cash equivalents	$ 209,039	$ 107,565
Cash and government securities, segregated under federal and other regulations	392,241	373,726
Securities purchased under agreements to resell	235,540	22,355
Securities borrowed	117,302	106,034
Receivables:		
Customers, less allowance for doubtful accounts of $8,045 and $45,593	2,236,170	2,373,007
Brokers and dealers	37,387	13,888
Clearing organizations	1,514	805
Fees, dividends and interest	104,605	90,053
Securities inventory, at fair value:		
State and municipal	190,150	292,741
Government and agencies	152,532	30,806
Corporate	57,521	83,103
Investments	337,394	298,441
Property and equipment, at cost, net of accumulated depreciation and amortization of $715,328 and $639,756	503,976	498,706
Deferred income taxes	60,189	94,191
Other assets	52,237	50,664
	$ 4,687,797	$ 4,436,085
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term bank loans	$ 16,400	$ 28,300
Checks payable	299,120	257,566
Securities loaned	207,012	231,438
Payables:		
Customers	749,901	1,125,014
Brokers and dealers	655,486	43,448
Clearing organizations	80,252	110,003
Securities sold but not yet purchased, at fair value	36,439	44,908
Employee compensation and related taxes	440,833	440,764
Deferred compensation	223,821	206,734
Income taxes	7,378	13,588
Other liabilities	183,464	156,003
Total Liabilities	2,900,106	2,657,766
Stockholders' Equity:		
Preferred stock, $25 par value: Authorized, 4,000,000 shares, none issued	–	–
Common stock, $1 par value: Authorized, 550,000,000 shares Issued, 96,463,114 shares	96,463	96,463
Additional paid-in capital	295,478	292,699
Retained earnings	2,137,114	2,029,562
	2,529,055	2,418,724
Less: Treasury stock, at cost (19,442,437 and 15,936,194 shares)	741,364	640,405
Total Stockholders' Equity	1,787,691	1,778,319
	$ 4,687,797	$ 4,436,085

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards Annual Report on Form 10-K.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

A.G. EDWARDS, INC.

Year Ended (In thousands, except per share amounts)	February 28, 2005	February 29, 2004	February 28, 2003
REVENUES			
Commissions	$ 1,034,166	$ 1,081,027	$ 887,979
Asset management and service fees	919,077	723,386	653,017
Principal transactions	253,899	296,886	311,124
Investment banking	245,622	321,861	251,180
Interest	128,743	96,132	106,663
Other	30,288	6,384	10,239
Total Revenues	2,611,795	2,525,676	2,220,202
Interest expense	4,114	2,859	5,850
Net Revenues	2,607,681	2,522,817	2,214,352
NON-INTEREST EXPENSES			
Compensation and benefits	1,699,156	1,642,999	1,448,199
Communication and technology	241,830	272,047	282,603
Occupancy and equipment	151,426	137,617	134,149
Marketing and business development	65,682	53,262	45,649
Floor brokerage and clearance	21,341	22,495	22,464
Other	133,839	149,123	109,854
Total Non-Interest Expenses	2,313,274	2,277,543	2,042,918
EARNINGS BEFORE INCOME TAXES	294,407	245,274	171,434
INCOME TAXES	107,933	85,789	52,606
NET EARNINGS	$ 186,474	$ 159,485	$ 118,828
EARNINGS PER SHARE:			
Diluted	$ 2.37	$ 1.97	$ 1.46
Basic	$ 2.39	$ 1.99	$ 1.48

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards Annual Report on Form 10-K.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

A.G. EDWARDS, INC.

Year Ended (In thousands)	February 28, 2005	February 29, 2004	February 28, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 186,474	$ 159,485	$ 118,828
Noncash and nonoperating items included in earnings:			
Depreciation and amortization	111,519	127,296	131,903
Expense of restricted stock awards	33,076	29,384	19,415
Deferred income taxes	34,002	(416)	(315)
(Gain) Loss on investments, net	(21,798)	598	9,193
Allowance for doubtful accounts	(916)	1,274	9,009
(Increase) decrease in operating assets:			
Cash and government securities, segregated	(18,515)	(270,012)	(10,793)
Securities purchased under agreements to resell	(213,185)	197,645	(175,177)
Securities borrowed	(11,268)	(28,904)	(8,866)
Receivable from customers	137,753	(313,603)	412,937
Receivable from brokers and dealers	(23,499)	7,304	22,555
Receivable from clearing organizations	(709)	472	(409)
Fees, dividends and interest receivable	(14,552)	(30,002)	15,953
Securities inventory	6,447	13,384	(64,397)
Trading investments, net	(11,134)	(43,478)	(20,739)
Other assets	(12,723)	11,504	18,093
Increase (decrease) in operating liabilities:			
Checks payable	41,554	21,041	(3,082)
Securities sold under agreements to repurchase	–	–	(45,861)
Securities loaned	68,224	(19,824)	(4,549)
Payable to customers	(375,113)	164,335	(21,692)
Payable to brokers and dealers	612,038	(15,615)	(52,949)
Payable to clearing organizations	(29,751)	34,155	46,349
Securities sold but not yet purchased	(8,469)	9,468	5,240
Employee compensation and related taxes	69	94,472	(45,895)
Deferred compensation	17,087	36,044	(14,309)
Income taxes	(1,521)	(1,582)	9,409
Other liabilities	21,711	30,535	(3,483)
Net cash from operating activities	526,801	214,960	346,368
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment, net	(116,789)	(99,615)	(127,007)
Purchase of other investments	(22,008)	(27,004)	(18,116)
Proceeds from sale of a subsidiary	10,830	–	–
Proceeds from sale or maturity of other investments	22,620	8,626	10,433
Net cash from investing activities	(105,347)	(117,993)	(134,690)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Short-term bank loans	(11,900)	(11,700)	(67,300)
Securities loaned	(92,650)	23,906	(42,630)
Employee stock transactions	84,648	57,323	60,967
Purchase of treasury stock	(250,123)	(105,455)	(114,500)
Cash dividends paid	(49,955)	(51,028)	(51,088)
Net cash from financing activities	(319,980)	(86,954)	(214,551)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	101,474	10,013	(2,873)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR	107,565	97,552	100,425
CASH AND CASH EQUIVALENTS, AT END OF YEAR	$ 209,039	$ 107,565	$ 97,552

Interest payments, net of amounts capitalized of $612, $925 and $2,565, totaled $4,083 in 2005, $2,616 in 2004 and $5,494 in 2003.

Income taxes paid totaled $75,006 in 2005, $87,668 in 2004 and $43,223 in 2003.

Supplemental disclosures of noncash financing activities: Restricted stock awards granted totaled $35,062 in 2005, $30,637 in 2004 and $21,738 in 2003.

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards Annual Report on Form 10-K.

Deloitte.

To the Board of Directors and Stockholders of
A.G. Edwards, Inc.:

We have audited the consolidated balance sheets of A.G. Edwards, Inc. and subsidiaries (the "Company") as of February 28, 2005 and February 29, 2004, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended February 28, 2005. We also have audited management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of February 28, 2005. Such consolidated financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting and our reports thereon dated May 3, 2005, expressing unqualified opinions (which are not included herein) are included in the Company's Annual Report on Form 10-K.

The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of February 28, 2005 and February 29, 2004, and the related condensed consolidated statements of earnings and of cash flows for each of the three years in the period ended February 28, 2005, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

St. Louis, Missouri
May 3, 2005

MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY

As both an investment firm and a publicly held company, A.G. Edwards firmly embraces its responsibility to ensure that investors are informed of and comfortable with the practices and policies of our firm, whether those investors are clients, shareholders, or both. We are committed to providing financial information that gives investors a timely, accurate and complete picture of our financial condition.

Management takes full responsibility for the integrity and accuracy of A.G. Edwards' financial statements, presented in accordance with generally accepted accounting principles. We have a highly experienced team of accountants and internal auditors who abide by the highest ethical standards in executing their responsibilities to our firm and our shareholders. Management shares these ethical standards and applies them to both their personal and business conduct.

Established before the current listing requirements of the New York Stock Exchange, our corporate governance policies and practices include:

- Independent directors represent the majority of our Board.
- Independent directors are the only members of our Board's Audit, Compensation, and Nominating and Corporate Governance Committees.
- The Audit, Compensation, and Nominating and Corporate Governance Committees make appropriate use of charters that clearly detail each committee's responsibilities.
- Independent directors meet at scheduled executive sessions without management.

Just as our financial consultants work to earn and maintain the trust of their clients, our management is dedicated to earning and maintaining the trust of our shareholders by staying true to our culture and applying the highest ethical standards to the oversight of our corporate assets. Our shareholders and our clients can share in management's confidence about A.G. Edwards' financial reporting and governance policies.

Robert L. Bagby
Chairman,
Chief Executive Officer

Douglas L. Kelly
Executive Vice President,
Chief Financial Officer



DR. E. EUGENE CARTER [2,3,4]
Trustee,
Charlotte R. Boschan Trust,
Cambridge, Massachusetts



PETER B. MADOFF [2,3,4]
Senior Managing Director,
Bernard L. Madoff Investment
Securities LLC,
New York, New York



ROBERT L. BAGBY [1]
Chairman of the Board,
Chief Executive Officer,
President



SAMUEL C. HUTCHINSON JR. [2,3,4]
President,
Interface Construction Corp.,
Berkeley, Missouri



MARK S. WRIGHTON [2,3,4]
Chancellor,
Washington University,
St. Louis, Missouri



VICKI B. ESCARRA [2,3,4]
Atlanta, Georgia



RONALD J. KESSLER [1]
Vice Chairman of the Board

Member of A.G. Edwards, Inc.:
1 Executive Committee
2 Audit Committee
3 Compensation Committee
4 Nominating and Corporate Governance Committee

A.G. Edwards & Sons, Inc.

ROBERT L. BAGBY[5,6]
Chairman of the Board,
Chief Executive Officer, President,
30 years with A.G. Edwards

MARY V. ATKIN[5,6]
Executive Vice President,
Director of Staff,
27 years with A.G. Edwards

ALEX M. BIGELOW
Senior Vice President,
Florida Regional Officer,
13 years with A.G. Edwards

AMELIA A.J. BOND
Senior Vice President,
Public Finance,
18 years with A.G. Edwards

BILL BRANSON JR.
Senior Vice President,
Northeast Regional Officer,
11 years with A.G. Edwards

SPENCER B. BURKE
Senior Vice President,
Corporate Finance,
10 years with A.G. Edwards

PAUL B. COFFEE
Senior Vice President,
Western Regional Officer,
30 years with A.G. Edwards

GENE M. DIEDERICH[5,6]
Executive Vice President,
Director of Branches,
21 years with A.G. Edwards

DAVID J. DIFFENAUER
Senior Vice President,
Customer Accounting,
34 years with A.G. Edwards

BENJAMIN F. EDWARDS IV
Town & Country Branch,
27 years with A.G. Edwards

MICHAEL L. ESSEX
Senior Vice President,
Corporate Syndicate,
3 years with A.G. Edwards

CHARLES T. FORREST
Senior Vice President,
Fixed Income,
17 years with A.G. Edwards

CHARLES J. GALLI[5]
Senior Vice President,
Home Regional Officer,
26 years with A.G. Edwards

LOUIS A. GINOCCHIO JR.
Senior Vice President,
Great Lakes Regional Officer,
15 years with A.G. Edwards

ALFRED E. GOLDMAN[5]
Corporate Vice President,
Market Analysis,
45 years with A.G. Edwards

RICHARD F. GRABISH[5]
Senior Vice President,
Assistant Director of
Sales & Marketing,
24 years with A.G. Edwards

WILLIAM R. HATCHER
Senior Vice President,
Mid-Atlantic Regional Officer,
12 years with A.G. Edwards

MARK A. KELLER
Senior Vice President,
AGE Asset Management,
26 years with A.G. Edwards

DOUGLAS L. KELLY[5,6]
Executive Vice President,
Secretary, Treasurer,
Chief Financial Officer,
Director of Law & Compliance,
Director of Administration,
11 years with A.G. Edwards

RONALD J. KESSLER[5,6]
Vice Chairman of the Board,
Executive Vice President,
Director of Operations,
37 years with A.G. Edwards

OLIVER M. LANGENBERG[5]
Senior Vice President,
Institutional Sales & Research,
44 years with A.G. Edwards

KEVIN M. LAWLOR
Senior Vice President,
Enterprise Risk Management &
Regulatory Reports,
23 years with A.G. Edwards

JOHN F. LEE
Senior Vice President,
Pacific Coast Regional Officer,
18 years with A.G. Edwards

J. DOUG MEDLEY
Senior Vice President,
Southern Regional Officer,
28 years with A.G. Edwards

PETER M. MILLER[5,6]
Executive Vice President,
Director of Sales & Marketing,
16 years with A.G. Edwards

WILLIAM C. MITCHELL
Senior Vice President,
Eastern Regional Officer,
15 years with A.G. Edwards

THOMAS N. O'DONNELL
Senior Vice President,
President, A.G. Edwards
Trust Company FSB,
10 years with A.G. Edwards

JOHN C. PARKER[5]
Executive Vice President,
President, A.G. Edwards
Technology Group, Inc.,
Chief Information Officer,
3 years with A.G. Edwards

PAUL F. PAUTLER[5]
Executive Vice President,
Director of Capital Markets,
7 years with A.G. Edwards

ROBERT A. PIETROBURGO
Senior Vice President,
Central Regional Officer,
18 years with A.G. Edwards

JOSEPH G. PORTER
Senior Vice President,
Assistant Director of
Administration,
Assistant Treasurer,
22 years with A.G. Edwards

JOHN D. QUINN
Senior Vice President,
Securities Accounting,
36 years with A.G. Edwards

JEFFREY RAYFIELD
Senior Vice President,
Business Application Solutions,
12 years with A.G. Edwards

MICHAEL SCAFATI
Senior Vice President,
Managed Products,
33 years with A.G. Edwards

DANIEL J. SCHAUB
Senior Vice President,
Institutional Sales & Trading,
24 years with A.G. Edwards

GREGORY S. SIGMUND
Senior Vice President,
Securities Research,
21 years with A.G. Edwards

DAVID C. SPROWL
Senior Vice President,
Southwest Regional Officer,
31 years with A.G. Edwards

BRIAN C. UNDERWOOD
Senior Vice President,
Compliance,
21 years with A.G. Edwards

CHARLES J. VANGRONIGEN
Senior Vice President,
Training & Development,
31 years with A.G. Edwards

GREGORY P. VITT
Senior Vice President,
Information & Order Processing,
27 years with A.G. Edwards

WILLIAM J. WINTER SR.
Senior Vice President,
Assistant Treasurer,
38 years with A.G. Edwards

CECIL B. WRIGHT III
Senior Vice President,
Southeast Regional Officer,
31 years with A.G. Edwards

CHARLES V. ZURFLUH
Senior Vice President,
Branch Operations,
41 years with A.G. Edwards

Member of A.G. Edwards & Sons, Inc.:
5 Executive Committee
6 Finance Committee

(As of May 1, 2005)

A.G. EDWARDS TECHNOLOGY GROUP, INC.

Robert L. Bagby
Chairman of the Board and
Chief Executive Officer

John C. Parker
President

Mary V. Atkin
Gene M. Diederich
Charles J. Galli
Alfred E. Goldman
Richard F. Grabish
Douglas L. Kelly
Ronald J. Kessler
Peter M. Miller
Paul F. Pautler

A.G. EDWARDS TRUST COMPANY FSB

Richard F. Grabish
Chairman of the Board and
Chief Executive Officer

Thomas N. O'Donnell
President

Mary V. Atkin
Charles J. Galli
Douglas L. Kelly
Peter M. Miller
Michael Scafati
Charles V. Zurfluh

A.G.E. PROPERTIES, INC.

Robert L. Bagby
Chairman of the Board

Douglas L. Kelly
President

Mary V. Atkin
Ronald J. Kessler

GULL-AGE CAPITAL GROUP, INC.

Douglas L. Kelly
Chairman of the Board
and President

AGE INVESTMENTS, INC.

Douglas L. Kelly
Director

A.G. EDWARDS CAPITAL, INC.

Paul F. Pautler
Chairman of the Board,
Chief Executive Officer
and President

Douglas L. Kelly
Ronald J. Kessler
Peter M. Miller
Michael Scafati

A.G. EDWARDS & SONS (U.K.) LIMITED

Douglas L. Kelly
Chairman of the Board

Gene M. Diederich
Paul F. Pautler

BEAUMONT INSURANCE COMPANY

Douglas L. Kelly
Chairman of the Board
and President

Julie S. Boucher
Diane M. Webster

REGIONAL OFFICERS
(As of May 1, 2005)



BILL BRANSON JR.
Northeast Regional Officer
52 branch offices in MA, ME, NH, NY, RI, VT



ALEX M. BIGELOW
Florida Regional Officer
50 branch offices in FL



ROGER A. BULLER
Mid-Central Regional Officer
60 branch offices in IA, KS, MN, MO, ND, NE, OK, SD



PAUL B. COFFEE
Western Regional Officer
63 branch offices in AZ, CO, ID, MT, OR, UT, WA, WY



CHARLES J. GALLI
Home Regional Officer
28 branch offices in IA, IL, MO



LOUIS A. GINOCCHIO JR.
Great Lakes Regional Officer
57 branch offices in KY, MI, OH, PA, WV



WILLIAM R. HATCHER
Mid-Atlantic Regional Officer
44 branch offices in NC, SC, VA



JOHN F. LEE
Pacific Coast Regional Officer
69 branch offices in CA, HI, NV



J. DOUG MEDLEY
Southern Regional Officer
54 branch offices in AR, IN, KY, LA, MS, TN



WILLIAM C. MITCHELL
Eastern Regional Officer
55 branch offices in CT, DC, DE, MD, NJ, NY, PA, VA



ROBERT A. PIETROBURGO
Central Regional Officer
79 branch offices in IL, IN, KY, MO, WI



DAVID C. SPROWL
Southwest Regional Officer
62 branch offices in NM, TX



CECIL B. WRIGHT III
Southeast Regional Officer
44 branch offices in AL, FL, GA, SC, TN

ALABAMA

Anniston
John M. Monroe

Birmingham
David H. Gilchrist Sr.

Dothan
Patricia A. Watson
Stafford L. Gregory

Fairhope
Katherine A. Monroe

Florence
Thomas T. Ross

Gadsden
Troy D. Wagnon

Gulf Shores
Craig O. Vinson Sr.

Huntsville
Garry L. McClure

Inverness Center
Amy M. McLevaine

Mobile
Jere W. Marques

Montgomery
Jeffrey S. Sprague

Prattville
Rondy K. Smith

Selma
Thomas R. Boyd

Troy
Collin L. McCrary
Robert K.T. Cole Jr.

ARIZONA

Carefree
Josh Slocum

Chandler-Tempe
Theresa C. Clemmons

East Tucson
Kenneth C. Jacowsky

Flagstaff
David G. Broyles

Green Valley
William H. Olsen

Mesa
William R. Berg

Oro Valley
Ben Palazzo

Phoenix
Daniel L. Christy III

Pinnacle Peak
Robert E. Rittel

Prescott
Gerry M. Thornbro

Prescott Valley
Michael D. Woods

Scottsdale
John S. Abbs
Paul C. Ruble Jr.

Sierra Vista
Paula G. Beardsworth

Sun City
William C. Schlofman

Surprise
Michael J. Audisio

Tucson
Irving Mindes
William S. Fedor Jr.

ARKANSAS

Bella Vista
John E. McLelland

Berryville
Allen Rogers

Blytheville
Shirley C. Carman

Conway
Stephen M. Scherrey

El Dorado
Andy E. Allen

Fayetteville
Brian L. Keck

Fort Smith
Curtis R. Williams

Harrison
Ronald C. Richardson

Holiday Island Park
Paul K. Engskov

Hot Springs
Joseph K. Patrico

Hot Springs Village
Brenda E. Riley

Jonesboro
R. Arnold Cooper
Sidney E. Banks

Little Rock
Robert W. Tucker
Vallie B. Carney

Mountain Home
David W. Floyd

Pine Bluff
Walter K. Cash

Rogers
Steven R. Burkhead

Russellville
Danny C. Stobaugh

Springdale
Russell D. Beck

CALIFORNIA

Arroyo Grande
Nathan F. Alvarado

Auburn
D. Robert Frew

Bakersfield
David D. Westerfeld

Beverly Hills
Mark A. Tobin

Carlsbad
Gary P. Endres

Chico
William D. Carson Jr.

Del Mar
Timothy P. Cronin

El Dorado Hills
Scott M. Nelson

Escondido
Jeffrey S. McCoy

Eureka
Laura K. Hussey

Fairfield
Glenn E. Holbert

Fallbrook
Robert W. Kuech

Fort Jones
Linda A. Andresen

Fresno
Donald A. Vincenti

Grass Valley
Michael C. Nielsen

Hemet
Victor L. Compton
Angela K. Sugimura

Laguna Beach
Kenneth E. Hansen

Laguna Hills
Mark J. Robles

La Jolla
Roc W. Willis

Lake San Marcos
Donald R. Overbeck

Lincoln Hills
James C. Lee

Lompoc
John E. Puscheck

Long Beach
Rahamin Suares

Modesto
Randall K. Anderson

Monterey
Charles M. Hetland

Napa
Gregory R. van Kesteren

Newport Beach
Timothy C. Metcalf

Oakland
Jon P. McGeath

Orange
Michael Markunas

Oroville
James H. Moll

Oxnard
Anthony A. Russo

Palm Desert
William C. Lacy

Palm Springs
Mark F. Blalock

Paradise
John W. Nelson

Pasadena
David P. Luna

Pleasanton
John P. Rohan

Rancho Sante Fe
Timothy P. Cronin

Redding
Brian D. Gruber

Redlands
Robert R. Heinze

Redwood Shores
Christopher W. Inglis
Stephen S. Carmichael

Riverside
Mary Carruthers

Roseville
John F. Lee*
Steven J. Hudgins

Sacramento
James E. Jacoby

San Diego
John J. Peluso

San Diego–North County
Robert R. Gonzales

San Francisco
Harry L. Sze

San Jose
Kenneth B. Painter

San Juan Capistrano
Robert W. Burns

San Luis Obispo
Glenn P. Johnson

San Rafael
Tomm E. Hudson

Santa Barbara
Americo J. Salvetti

Santa Maria
Brian J. Gerrity

Santa Monica
Francis V. Bennett

Santa Rosa
Samuel D. Slayden

Sherman Oaks
Burt M. Pressman

Silicon Valley
Kenneth W. Green

Stockton
Larry D. Watts

Temecula
Steven W. Fillingim

Torrance
William E. Smith

Ukiah
Monte J. Hill

Visalia
James E. Wohlford

Walnut Creek
Douglas A. Potter

Westlake Village
Frank D. Covely

COLORADO

Boulder
Dennis H. Kaboth

Cherry Creek
James B. Haass

Colorado Springs
Richard A. Murphy
Gary A. Backstrom

Denver
Michael A. Pappas
James A. Wiltshire

Durango
Scott L. Woods
Roger D. Hayes

Estes Park
Debra A. Grill

Evergreen
Robert C. Thompson

Fort Collins
Thomas R. Mapp

Grand Junction
Linda S. Arledge

Greeley
Rick L. Runyan

Greenwood Village
Paul B. Coffee*
Mark P. Fellows

Interlocken
Vernon Trexler

Lakewood
James M. Wilday

Longmont
Ronald R. Billings

Loveland
Charles A. Bouchard

Pueblo
Corinne G. Koehler

CONNECTICUT

Danbury
Arnold H. Rozany

Essex
Edward J. Brennan
Calvin C. Coburn

Farmington
John J. McDermott III

Glastonbury
Timothy A. Collins

Greenwich
Lawrence A. Baker

Hamden
Richard Pignone
Kimberly S. Hurd

Hartford
Patrick J. Sheehan

Mystic
Frederick C. Leonard

Norwalk
Martin P. McLaughlin Jr.

Southport
John J. Kubica Jr.

Waterford
Edwin Rachleff

Wilton
Paul A. Steffany

DELAWARE

Newark
Frank A. Alteri

DISTRICT OF COLUMBIA

Washington, D.C.
William C. Mitchell*
Wallace L. Tart

Washington, D.C.–Downtown
Loren D. Evans

FLORIDA

Boca Raton
James D. Edge

Bonita Springs
Mark S. Preston

Boynton Beach
Jeffrey L. Hill

Bradenton
Gary M. Knuckles

Cape Coral
Patrick S. Zych

Citrus Hills
Robert A. Noxon

Clearwater
Robert W. Hicks

Clermont
Kelly J. Cartier

Coral Gables
Michael J. O'Mara

Daytona Beach
Peter J. Hogan

Destin
Edmond Waters

Englewood
Thomas J. Hinck

Eustis
Frederick S. Lipp

Fort Lauderdale
Gerald B. Goodchild II

Fort Myers
Mark T. Chase
James A. Nolte

Fort Pierce
Francis E. Campbell

Fort Walton Beach
Daniel R. Cauley

Gainesville
John H. Decker Jr.

Indialantic
Gerald B. Goodchild II

Jacksonville
Robert E. Shirley

Lake Mary
John R. Snively

Lake Worth
Daniel Silvestri

Marco Island
Terrence J. McCreanor

Melbourne
Thomas W. Sinclair

Merritt Island
Robert W. Sullivan

Naples
Robert E. Price

Ocala
Brian Casey

Orlando
Robert S. Fox

Ormond Beach
David S. Remey

Palm Beach Gardens
James A. Collins

Panama City
August F. Yanke

Panama City Beach
Malissa E. Romack

Pensacola
William C. Westfall Jr.
Eugene R. Borcz

Port Charlotte
Joshua M. Howell

Port Richey
Scott M. Moore

Punta Gorda
John F. Schneider

St. Armands Key
Sally J. White

St. Augustine
Thomas E. Dotson II

St. Petersburg
Arthur J. Zelenak Sr.

Sarasota
Paul D. Buskey

Sebring
John R. Clark

Seminole
John C. Chlupp

Spring Hill
Charles M. Fernandez

Stuart
Robert J. Sander

Sun City Center
Peter T. Sayre Jr.

Tallahassee
John B. Mackie

Tampa
Robert B. Moler Jr.

The Villages
Tracy M. Belton

Titusville
David D. David

Venice–North
Bruce W. Haltinner

Venice–South
John W. Helic

Vero Beach
John D. Orcutt Jr.

Viera
Thomas R. Bedor

West Palm Beach
Alex M. Bigelow*
Christian T. Clinton

Winter Haven
Ronald W. Snyder

Zephyrhills
Nancy D. Cook

GEORGIA

Albany
Marilyn C. Hedrick

Americus
Robert H. Sternenberg

Athens
Paul A. Bingham Jr.

Atlanta
William J. Huston
John K. Coggins Jr.

Augusta
W. Neal Hines

Brunswick
Kevin C. Lokey

Canton
Judy T. Ross

Columbus
Janice E. Hutson

Dalton
Gary B. Oliver

Gainesville
Warren D. Stribling
Alan C. Crumley

Greensboro
Richard D. Newsom Jr.

Griffin
Edward C. Worrell

Johns Creek
Roland H. deLiniere

Macon
John A. Wood

Marietta
J. Daniel Newsome

Milledgeville
William G. Neely III

Rome
Cecil B. Wright III*
Bruce Hunter
Michael D. Crego

Roswell
James M. Broadway

Sandy Springs
Tiberio P. DeJulio

Savannah
Benjamin E. Price

Thomasville
William J. McCollum

Tifton
Yancey F. Carter III

HAWAII

Honolulu
Larry J. Goeas

IDAHO

Boise
Jerry L. Beto

Coeur d'Alene
Paul C. Barone

Idaho Falls
Fred T. Finlayson

Ketchum
James R. Everitt

Pocatello
Mark N. Buckalew

Twin Falls
Kelly C. Ward

ILLINOIS

Alton
Neil R. Harrison

Arlington Heights
Richard A. Ceffalio Jr.

Aurora
Kevin A. Skogsberg

Barrington
Steven P. Fromm

Belleville
Rodney D. Vaught
Robert D. Maurer

Bloomington
Charles A. Norman

Carbondale
Barbara J. Blacklock

Champaign
Phillip B. Blankenburg

Charleston
Dan R. Cunningham

Chicago–Loop
Jeffery L. Bidstrup

Chicago–Michigan Avenue
Pamela M. Olah

Chicago–Union Station
James A. Talley

Danville
Keith R. Souza

Decatur
Mary K. Paulin

Edwardsville
Robert A. Pietroburgo*
Scott S. Moore

Effingham
Kent C. Schmidt

Elgin
Robert L. Schrieber

Freeport
Steven E. Glaze

Galesburg
Sid V. Carlson

Geneseo
Brian J. Gernant

Geneva
F. Shellie Reed

Jacksonville
Michael H. Lansden

Joliet
Warren C. DeNardo

Lake Forest
Mark D. Aigner

Lincoln
Philip M. Dehner

Macomb
Mary E. Downey

Morris
Jerome A. Bellm

Mount Vernon
Cynthia L. Jones

Naperville
Vicky S. Campbell
Michael J. Lantz

Oakbrook
Robert D. Gagnon

Orland Park
Donald G. Sharko

Palos Heights
David C. Heide

Peoria
Thomas R. Henrichs

Peru
David A. Claggett

Quincy
Richard V. Marcolla

Rockford
Martin L. Smith

Roselle
Jay A. Cunningham

Skokie
Alan S. Dubrow

Springfield
Craig R. Schermerhorn
Anthony M. Guzzardo

St. Charles
Craig S. Morgan

Waterloo
Gary W. Hency

Willowbrook
Michael S. Ludlow

Woodstock
Dennis L. Anderson

INDIANA

Anderson
Paul B. Church

Auburn
Darrell G. Douglas

Bloomington
Daniel F. Davila

Carmel
Theodore J. Sturges

Chesterton
Mark S. Lazart

Columbus
Jacob L. Fedor

Evansville
Stephen H. Merrick

Fort Wayne
James C. Smith

Greenwood
Anthony C. La Rosa

Indianapolis
Dean J. Abplanalp

Indianapolis-Keystone
Scott T. Wolfrum

Kokomo
Michael V. Ricci

Merrillville
H. Dean Davis

Muncie
Katherine M. Onieal

New Albany
Timothy W. Newman

Richmond
Donald E. Bates Jr.

South Bend
Douglas L. Piazza

Terre Haute
Rodney R. Heefner

IOWA

Burlington
Frederick A. Scholer

Cedar Rapids
Mark J. Nolan

Coralville/Iowa City
Darrel G. Courtney

Davenport
Stanley M. Reeg

Des Moines
David L. Jones
Douglas A. West

Dubuque
Eric S. Loy

Fort Madison
Joel S. Bobb

Keokuk
Heather J. Barnett

Marshalltown
Jay P. Merryman

Mason City
Robert M. Zishka

Mount Pleasant
Patrick J. McCabe

Sioux City
Michael J. Woods

Storm Lake
Alan E. Bowles

Waterloo
Ronald J. Fiacco
Richard D. Pilipchuk

KANSAS

Abilene
Patricia M. O'Malley-Weingartner

Garden City
Sean P. Thayer
Randall A. Fisher

Hutchinson
Roger D. Gatton

Independence
Robert J. Miller

Lawrence
Jerald L. Samp

Liberal
Thomas C. Mein

Manhattan
Jayson C. Kaus

Overland Park
Martin C. Bicknell

Pittsburg
Darrel B. Markley

Salina
Kenneth M. Wedel

Wichita
Roger A. Buller*
Gregory E. Ek

KENTUCKY

Ashland
Mark G. Compston

Bowling Green
Marc W. Evans

Lexington
James E. Schroth

London
Richard D. Reynolds

Louisville
Richard O. Paris II

Owensboro
Larry H. Beisel Jr.

Paducah
John A. Williams Jr.

Somerset
James S. Morrison
Eugene C. Richardson

LOUISIANA

Alexandria
Lucien A. Branch Jr.
Bart B. Schmolke

Baton Rouge
Gerald T. Goss
Robert G. Hazel

Franklinton
Thomas M. Lewis

Hammond
Frank J. van Mullem

Jennings
Keith J. Broussard

Lafayette
Thomas W. Grote

Lake Charles
Glenn R. Granger
Reed Mendelson Jr.

Mandeville
Allen J. Catalanotto

Monroe
Douglas T. Farr

Natchitoches
William H. Cross

New Orleans
John Y. Galbraith

Opelousas
Gregory M. Bordelon

Ruston
Bobby J. Conville Jr.

Shreveport
Clyde B. French

MAINE

Auburn
Christopher C. Coburn

Bangor
Alan W. Miller

Camden
Glenn E. Buckingham

Portland
R. Bartlett Osgood III

Waterville
David F. Radsky

MARYLAND

Annapolis
Malcolm C. Foster

Baltimore
Richard K. Sutor

Bel Air
Herbert F. Otto

Easton
R. Barry Drew

Hunt Valley
Stephen G. Mitchell Sr.

Salisbury
Brian C. Timken

MASSACHUSETTS

Boston
Sarah G. Berry

Boston–Back Bay
Jeffrey K. Robles

Chelmsford
Daniel S. Hanley

East Harwich
Jon O. Laurell

Fall River
Richard B. Wolfson

Falmouth
Francis X. Keohane

Great Barrington
Terrence W. Webb

Greenfield
Frederick M. Magee

Hingham
John M. Koulopoulos

Hyannis
David J. Mason

New Bedford
Joseph M. Barry Jr.

Newton Lower Falls
Eric H. Burt

Northampton
Marco Poletto

Peabody
E. Alan Freeman

Pittsfield
Thomas W. Neely

Plymouth
Fred J. Gennelly

Springfield
John J. Sullivan Jr.

Worcester
Brian M. Elliott

MICHIGAN

Ann Arbor
Michael J. Fulkerson

Battle Creek
Charles J. Carroll

Bay City
Karl H. Roth

Bloomfield Hills
Richard V. Hueter

Cascade
Todd H. Brandstadt

Clinton Township
Donald J. Van De Steene

Dearborn
John P. Mathey

Farmington Hills
Bruce B. Palen

Flint
Edwin E. Luke

Grand Rapids
James E. Marosi

Gross Pointe Woods
Craig J. Kohler

Holland
David J. Young

Jackson
James S. Grace

Kalamazoo
Jerry J. Cross

Marquette
Mark A. Aho

Midland
Doak R. Stolz
Richard L. Smith

Okemos
James L. Carter

Owosso
Paul A. Schluckebier

Port Huron
Thomas K. Andison

St. Joseph
Craig A. Herrington

Traverse City
Glenn C. Hirt

Troy
F. Daniel Mirabella

MINNESOTA

Duluth
Stephen J. Reich

Edina
David E. Bennett

Minneapolis
John R. Ekman

Minnetonka
Ronald W. Erickson

Rochester
James S. Olson

MISSISSIPPI

Clarksdale
Hiram L. Dilworth

Columbus
Jim B. Ford Jr.

Gulfport
J. Doug Medley*
Marshall D. Lynch

Hattiesburg
Duane L. Raanes

Jackson
Hance W. McKenzie Jr.

Meridian
William S. Hudson

Oxford
Allen R. Kimbrell

Pascagoula
Michael F. Odom

Starkville
Robert M. Crosland III

MISSOURI

Branson
Mitchell L. Walker

California
Timothy J. Kertz

Cameron
Everett W. Ice

Cape Girardeau
Marsha M. Limbaugh

Clayton
Blake R. Dunlop

Columbia
James G. Church
Robert P. Stansberry

Des Peres
Patrick J. Howley III

Festus
John D. McAtee Sr.

Florissant
Larry D. Richardson

Frontenac
Charles J. Galli*
Gerald H. Cooper
David M. Hollo

Hannibal
Kenneth W. Greger

Independence
Charles S. Cooper

Jackson
Timothy W. Gutwein

Jefferson City
Jon R. Gilstrap

Joplin
Bryan D. Vowels

Kansas City Plaza
Brian T. Wall

Kirksville
Rick F. Riley

Laurie
Jeffrey R. Alderman

Lebanon
Gregory V. Sullivan

Liberty
James J. Ballinger

Louisiana
Julie P. Jenkins

Moberly
Jerry C. Jeffrey

Osage Beach
Timothy J. Kertz

Rolla
Mark T. Riefer

Sikeston
Bart A. Grant

Springfield
David L. Burnette

St. Charles
Steve A. Mahler

St. Joseph
Grover C. Musser

St. Louis-Downtown
Joseph P. Bianco

Town & Country
Benjamin F. Edwards IV

Washington
Charles J. Trankler

MONTANA

Missoula
Roger T. Roy

NEBRASKA

Beatrice
Terry A. Doyle

Grand Island
Dan A. Govier
John C. Stinson

Kearney
James R. Armagost

Lincoln
Loy U. Olson

North Platte
Kevin P. Kennedy Jr.

Omaha
Randall C. Peck

Scottsbluff
Verlin F. Schaefer

NEVADA

Incline Village
Frederick C. Findeisen

Las Vegas
Fred T. Snyder

Minden†
Thorolf B. Teigen

Reno
Daniel J. Woods

Summerlin
Derek D. Rosenberg

NEW HAMPSHIRE

Claremont
Gisela M. Polleys
Lori A. Tetreault

Concord
William A. Kearney

Hanover
E. Clinton Swift

Keene
James D. Talbert

Laconia
Richard V. Breton

Nashua
Eric B. Gould
Richard T. Iannacone

New London
Philip D. Estabrook III

North Conway
Loren J. Ackerman

Portsmouth
Rohe V. Pennington III

NEW JERSEY

Bernardsville
Brian J. McCafferty

Cape May
Henry S. Brzyski

Cherry Hill
Walter J. Schwenk

Chester
Frank M. Taylor

East Brunswick
Michael J. Doherty

Green Village
William J. Drake

Hillsborough
Patricia L. Halpern

Morristown
Joseph J. Bancheri

Northfield
Donald N. Levy

Oradell
Joseph Buono
Grace M. Galvin

Princeton
Constantine Giviskos

Red Bank
Todd C. Leonhardt

Rockaway
Fred K. Ecke Jr.

Short Hills
Richard M. Barber

Spring Lake
James J. Coughlin

Voorhees
Charles J. McAfee

Warren
Walter W. Roth

NEW MEXICO

Albuquerque
David M. Adams

Las Cruces
Bruce A. Reed

Roswell
Brian D. Stokes

Santa Fe
Suzanne Feinberg

NEW YORK

Albany
Terry L. Jandreau

Binghamton
Carol A. Eurillo

Brighton
Dale H. Englehardt

Buffalo
Karl I. Riner

Corning
David W. Davies

Garden City
Michael J. DiSilvio

Glen Cove
Michael W. Hordy

Huntington
Michael W. Hordy

Ithaca
Catherine L. Mawicke

Lake Placid
Charles G. Cowan

New York City–
Midtown
J. William Forrester

Olean
Lynn R. Johnson

Oneonta
Edward J. Curley

Port Jefferson
Jeffrey D. Thiele

Rhinebeck
Jeffrey T. Zelin

Rochester
Joseph E. Klarberg
Joseph P. Zappia

Smithtown
Kevin A. Healy

Southampton
Michael W. Kreimer

Syracuse
Randall J. Powers
Bill Branson Jr.*

Utica
Eugene L. D'Amico Sr.

White Plains
Neal J. Baumann

NORTH CAROLINA

Asheboro
Joseph G. Thomas

Asheville
Roger H. Aiken

South Asheville
William M. Pomeroy

Ballantyne
Walter C. Martin

Burlington
James D. Mackintosh III
Shannon S. Mackintosh

Chapel Hill
Michael F. Absher Jr.

Charlotte
David S. Younts

Fayetteville
George E. Waren

Greensboro
Steven B. Holbrook

Greenville
Herbert L. Ormond III

Hendersonville
Scott E. Price

Hickory
Clifford J. Watts III

High Point
Paul A. Vidovich

Highlands
Steven R. Perry

Lake Norman
Kevin D. Phillips

Morehead City
Phillip B. Nelson

Raleigh
Alexander Mihajlov

Rocky Mount
Barden Winstead Jr.

Shallotte
Jeremy L. Jones

Southport
Albert Elrod

Tryon
Robert M. Tobey

Wilmington
Michael A.
Faulkenbury

NORTH DAKOTA

Bismarck
Irvin A. Smith III

Fargo
Charles E. Hanish

Grand Forks
Keith A. Bjerk

Jamestown
Rick E. Bosche

OHIO

Akron
Thomas A. Jewett

Ashtabula
Daniel M. Huffman

Blue Ash
James R. Williams

Cambridge
Tommy D. Davey

Canton
Patton A. Teagle

Chardon
Terry R. Campbell

Chillicothe
Tom D. Hamsher

Cincinnati
Louis A. Ginocchio Jr.*
Jason J. Hull
Arthur L. Fischer

Cleveland
John N. Janoch

Columbus
Brent A. Markley

Dayton
Roger B. Chudde

Dublin
Paul J. Jarvis

Findlay
Edward F. Abbey Jr.

Lancaster
Thomas K. Lally

Lima
Phillip L. Trueblood

Mansfield
Christopher L. Nuetzel

Medina
Joseph A. Hanna

Mentor
Victor W. Lunka Jr.
Samuel D. Baio

Toledo
Gerald L. Sliemers

Troy
Roger B. Chudde

Westlake
Kurt A. Faulhaber

Worthington
Martin E. VandenBroek

Zanesville
Jay J. Gruenebaum

OKLAHOMA

Bartlesville
Adam M. Shelley

El Reno
Thomas H. Avant

Enid
Alan G. Stong

Grove
David L. East

Lawton
Brendan Wolverton

Oklahoma City
Barry D. Gangwer

Ponca City
Patrick J. Mulligan

Stillwater
Don E. Terry

Tulsa
George E. Ferguson

OREGON

Bend
John K. Aspell

Corvallis
Andrew E. Jones

Eugene
Gary L. Feldman

Medford
David R. McDermott

Portland
Mark E. Olsen

Portland–Downtown
James L. McCulley

Roseburg
Melvin G. Duncan

Salem
Clark D. Bowen

West Linn
Janet M. Hudson

PENNSYLVANIA

Abington
George A. Porreca Jr.

Beaver
Stephen P. Patrick

Bethlehem
Scott A. Brantingson

Greensburg
Robert A. Moffet Jr.

Harrisburg
Richard J. Beatty

Meadville
Robert C. Asmus

Media
Timothy E. Griffith

Peters Township
James L. Lockerman

Pittsburgh
Nancy J. Lynches

Scranton
Keith R. Kleinman

Sewickley
Charles Kolias

Sharon
Ronald J. Koshar

South Hills
Stephen P. Patrick
Rande T. Casaday

RHODE ISLAND

Charlestown
Dennis P. McGuire

Newport
James L. Carroll

Providence
Robert L. Capone

SOUTH CAROLINA

Aiken
William G. Paschal

Beaufort
William C. Tumlin
William R. Hatcher*

Bluffton
Todd H. Crutchley

Charleston
James B. Platzer

Columbia
James N. Pulliam Jr.

Florence
Frank J. Brand II

Greenville
D. Michael Plemmons

Hilton Head Island
John C. Levy

Inman
Janice C. Farrell

Laurens
Collie W. Lehn

Myrtle Beach
Ruell L. Hicks Jr.

Pawleys Island
Michael J. Hirsch

Seneca
Jesse E. Wright III

Spartanburg
Stephen N. Sorenson

Sumter
Jack W. Griffith Jr.

SOUTH DAKOTA

Aberdeen
Richard W. Niebuhr
Craig D. Golz

Huron
Sherman E. Gose
Steven R. Gohn

Mitchell
Dennis M. Martin

Rapid City
Patrick D. Malone
Emiel F. Belzer

Sioux Falls
Joseph C. Wood

Watertown
Thomas C. Beadnell

TENNESSEE

Chattanooga
Joseph E. Petty

Clarksville
Collier B. Nussbaumer

Johnson City
Gregory G. Schuette

Knoxville
William K. West III

Memphis
Charles H. Long Jr.

Morristown
Crampton H. Helms

Nashville
William H. Eskind

TEXAS

Abilene
Gerald A. Galbraith

Addison
John O. Norwood

Amarillo
Jesse C. Miller

Arlington
Jack R. Alexander Jr.

Austin
Hollis L. Jefferies Jr.

West Austin
Thomas T. Langmead

Beaumont
Michael W. Morgan

Brownsville
Randy D. Edington

Bryan
David T. Hoppess

Champion
Brett A. Tynes

Clear Lake
Nolan S. Caldwell

Conroe
Donald W. Kainer

Corpus Christi
Matt P. Paul

Dallas
Kent D. Mitchell

Denton
R. Kyle Ratcliff

DFW Mid-Cities
Stephen T. Campbell

El Paso
Linda S. Cortese

Fort Worth
Terry C. Hayes

Frisco
Cordell White

Galveston
Marshall D. Stein

Georgetown
Michael D. Cooke

Harlingen
Sam T. Hahs

Houston
Robert L. Rogers

Downtown Houston
Philip D. Gundy

Katy
Joe W. Tipple, Jr.

Kerrville
Susan L. Halpin

Kingwood
Mark A. Owens

Lake Jackson
Gary L. Foose Jr.

Laredo
Oscar O. Lopez

Lewisville
Dan H. Barlow

Longview
Dave L. Spurrier

Lubbock
Bill D. Lane

Lufkin
John P. Friesen

Marble Falls
Charles L. Bowen

McAllen
Gregory A. Douglas

McKinney
Allison D. Tarpley
Ricky L. Brewer

Memorial City
Richard W. Ashcroft

Midland
Bhupendra K. Agrawal

Nacogdoches
John D. Montfort

Odessa
Charles R. Eubanks

Palestine
Charles M. Bennett

Pampa
Gregory G. Brown

Paris
Robert M. Smith

Park Cities–Dallas
Edward H. Ladd III

Plano
Jimmy J. Beale

Rockwall
James E. Koestner

San Angelo
Robert G. Allcorn

San Antonio
Dennis N. Kamphoefner

San Antonio–
Stone Oak
Jonathan F. Thrall

Sherman
David C. Sprowl*
Gail W. Utter

Sugar Land
Douglas O. Elliott

Temple
Chip Snowden

Texarkana
Scott DuBois
Judy Carmeli

The Woodlands
William D. Stigall

Tyler
James R. Miller

Victoria
William L. Holter

Waco
Keith A. Ferguson

Wichita Falls
Ralph A. Grantom

UTAH

Draper
Michael C. Forbes

Logan
Nolan P. Gunnell

Salt Lake City
L. Rand Jolley

VERMONT

Barre
David C. Johns

Brattleboro
Frances K. Stotz

Burlington
Paul M. Andrew Jr.

Manchester
Katherine W. Traver

St. Johnsbury
Robert A. Daniels

VIRGINIA

Alexandria
Frank E. Key Jr.

Bluefield
Jeffrey D. Murray

Charlottesville
James B. Neligan

Danville
L. Parker Perkins III

Gloucester
Scott W. Haley

Harrisonburg
Daniel E. Grandstaff

Leesburg
Katherine M. Owens

McLean
Bradford R. Coyle

Norfolk
Robert J. Ballard

Richmond
Lee P. Dudley

Roanoke
Richard W. Wertz
Robert H. Kulp

WASHINGTON

Bellingham
Scott A. Hume

Chehalis
Judith G. Archibald

Colville
Susan M. Poe

Edmonds
Douglas M. Reilly

Kirkland
David A. Feller

Mount Vernon
Arthur E. Larvie

Seattle
Kim R. Salzwedel

Spokane
Chadwick C. Gladhart
Donald L. Cutler

Tacoma
Gary L. Wells
Albert Sullivan

Vancouver
Dean G. Alsup

WEST VIRGINIA

Charleston
Michael N. Barnett

Huntington
Joseph A. Randolph

Morgantown
Kevin K. Wilson

WISCONSIN

Appleton
James W. Hietpas

Beaver Dam
Calvin L. Hemling
Mark M. Killingsworth

Brookfield
Robert M. Derks

Burlington
Michael P. Sonnichsen

Eau Claire
Michael D. Markin

Elkhorn
Tyson J. Ray

Fond du Lac
Jay H. Weiland

Franklin
Ellen M. Duhamel

Green Bay
Richard G. Kellogg

Janesville
Michelangelo J.
Lamendola

La Crosse
Edward S. Neuman

Madison
A. Paul Olsen

Manitowoc
Jeffrey R. Kuklinski

Mequon
Richard L. Davis
Christopher C. Crain

Milwaukee
Thomas J. Caufield

Oconomowoc
James S. Fowler

Oshkosh
Ronald L. Gray

Sturgeon Bay
David L. Harris

Wausau
Edward C. Fox III

WYOMING

Cheyenne
Jared P. Black

Jackson Hole
Kelly D. Lockhart

*Regional Officer
†Branch opened after February 28, 2005

LONDON, ENGLAND

A.G. Edwards & Sons (U.K.) Limited
Thomas A. Lewis

GENEVA, SWITZERLAND

A.G. Edwards & Sons (U.K.) Limited
Guenther A. Pahlke

ANNUAL MEETING

The 2005 Annual Meeting of Stockholders will be held at the Company's headquarters, One North Jefferson, St. Louis, Missouri, on Thursday, June 23, 2005, at 10 a.m. (CDT). The Notice of Annual Meeting, Proxy Statement and Proxy Voting Card are mailed in May to each shareholder. The Proxy Statement describes the items of business to be voted on at the Annual Meeting and provides information on the Board of Directors' nominees for director and their principal affiliations with other organizations as well as other information about the Company.

DIVIDEND PAYMENT DATES

The next four anticipated dividend payment dates are July 1 and October 3, 2005, and January 3 and April 3, 2006.

SEC FILINGS AND OTHER REPORTS

A.G. Edwards' Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports are available at no charge from the Company's Web site (www.agedwards.com) and:

Secretary, A.G. Edwards, Inc.
One North Jefferson
St. Louis, Missouri 63103

For those shareholders who would like to receive their A.G. Edwards proxy statements and annual reports online, please register using the following Web site: www.icsdelivery.com/age.

A.G. Edwards has included as exhibits to its Annual Report on Form 10-K for the 2005 fiscal year filed with the Securities and Exchange Commission certificates of its Chief Executive Officer and Chief Financial Officer certifying the quality of A.G. Edwards' public disclosure. A.G. Edwards submitted to the New York Stock Exchange as of June 28, 2004, a certification made by its Chief Executive Officer that he is not aware of any violation by A.G. Edwards of its corporate governance listing standards.

For additional financial information about A.G. Edwards, please see the "Investor Relations" section under "About A.G. Edwards" at www.agedwards.com.

STOCK EXCHANGE LISTING

A.G. Edwards, Inc. stock is traded on the New York Stock Exchange under the symbol AGE. The approximate number of shareholders on February 28, 2005, was 23,000.

REGISTRAR/TRANSFER AGENT

The Bank of New York
Shareholder Relations Department–11E
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
1-800-524-4458
www.stockbny.com

ACCOUNT PROTECTION PACKAGE

The securities held by A.G. Edwards & Sons, Inc. for client accounts are protected up to $500,000, including up to $100,000 for cash claims, by the Securities Investor Protection Corporation (SIPC). Securities and cash held in client accounts are provided additional protection to the full value of the account (as determined by SIPC) through the Customer Asset Protection Company (CAPCO), in which A.G. Edwards has a minority ownership interest. CAPCO is a licensed insurance company that will provide excess SIPC coverage for institutional and individual brokerage accounts at A.G. Edwards and for other broker-dealers.

EXCHANGE MEMBERSHIPS

A.G. Edwards companies are members of all major domestic stock and commodity exchanges, including the American, Boston, Chicago, New York, Pacific and Philadelphia stock exchanges; the Chicago Board Options Exchange; the Chicago Board of Trade; the Chicago Mercantile Exchange; the New York Board of Trade; the New York Mercantile Exchange; and other commodity exchanges. A.G. Edwards companies are also members of the National Futures Association and the National Association of Securities Dealers, Inc.

FORWARD-LOOKING STATEMENTS

This Summary Annual Report contains forward-looking statements within the meaning of federal securities laws. Actual results are subject to risks and uncertainties, including both those specific to the Company and those specific to the industry, which could cause results to differ materially from those contemplated. The risks and uncertainties include, but are not limited to: general economic conditions; the actions of competitors; actions of clients; regulatory actions or changes; governmental and fiscal policy; changes in legislation; interest rate changes; changes in accounting standards; risk management; technology changes and costs; estimates of capital expenditures; implementation and effects of the estimates for the branding initiative; client interest in specific products and services; outsourcing agreements including implementation and conversion; expense reduction strategies; workforce reductions; changes in payment for mutual fund distribution; disposition of real estate holdings; and statements about management expectations, strategic objectives and growth opportunities. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date of this Summary Annual Report. The Company does not undertake any obligation to publicly update any forward-looking statements.

EDWARDS℠

FULLY INVESTED IN OUR CLIENTS℠

A.G. EDWARDS, INC.
ONE NORTH JEFFERSON
ST. LOUIS, MISSOURI 63103
314.955.3000
www.agedwards.com